Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - September 20, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Regular Dividend Payment

CALGARY, Alberta - The Board of Directors of PetroKazakhstan Inc. has approved and set the third quarterly dividend payment at C$0.15 per share. The record date is October 15, 2004 and the date of payment is November 1, 2004. Shareholders domiciled in the United States will receive the dividend payment in equivalent US dollars.

PetroKazakhstan is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw	Jeffrey D. Auld
Vice President Investor Relations	Manager Investor Relations - Europe
+1 (403) 221-8658	+ 44 (1753) 410-020
+1 (403) 383-2234 (cell)	+ 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3 Telephone (403) 221-8435 Fax: (403) 221-8425